Exhibit 99.2

MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
for the Three and Six Months Ended June 30, 2010

The following management’s discussion and analysis (MD&A) of Millar Western’s financial condition and results of operations is based upon and should be read in conjunction with the Company’s financial statements and the accompanying notes included elsewhere in this Form 6-K.

The MD&A contains historical information, descriptions of circumstances and statements about future developments or anticipated financial results. These forward-looking statements are based on certain assumptions or expectations that, in turn, are subject to various risks or uncertainties. The statements are intended to help readers better understand the financial performance of the Company, but readers should exercise caution in relying upon them in anticipating the future financial performance of the Company.

The Company's financial statements have been prepared in accordance with Canadian GAAP, which may differ from financial statements prepared in accordance with U.S. GAAP. The information in this MD&A is as of August 3, 2010, and all dollar amounts are expressed in Canadian currency, unless otherwise indicated.

Results of Operations

The following table sets out the Company’s financial results for the three and six months ended June 30, 2010, and comparable periods in 2009.

	Three months ended			Six months ended
	Jun. 30/10	Mar. 31/10	Jun. 30/09	Jun. 30/10	Jun. 30/09
	(in millions of Canadian dollars)			(in millions of Canadian dollars)
Statements of earnings data:
Revenue	$75.7	$64.7	$59.3	$140.4	$112.6
Cost of products sold	45.0	41.9	39.6	86.9	96.8
Freight and other distribution costs	11.4	11.1	13.2	22.5	26.0
Depreciation and amortization	2.7	2.8	5.2	5.5	10.9
General and administration	3.2	2.9	2.7	6.1	6.0
Profit Sharing	1.0	-	-	$1.0	-
Operating earnings (loss)	$12.2	$6.1	$(1.4)	$18.3	$(27.1)
Financing expenses - net	(4.4)	(4.3)	(4.4)	(8.7)	(9.3)
Unrealized exchange gain (loss) on long-term debt	(9.3)	6.7	18.7	(2.6)	10.5
Other income (expense)	6.3	(6.6)	(0.2)	(0.3)	(1.5)
Earnings (loss) before income taxes	$4.8	$1.9	$12.7	$6.7	$(27.5)
Income tax recovery (expense)	(2.3)	0.3	(0.9)	(2.1)	8.0
Net earnings (loss)	$2.5	$2.2	$11.8	$4.6	$(19.5)

Other data:
Average exchange rate (US$/C$1.00)(1)	0.974	0.961	0.857	0.967	0.835
Period end exchange rate (US$/C$1.00)	0.939	0.984	0.860	0.939	0.860

Building on the positive results seen in the first three months of the year, the Company posted a strong second quarter on continued strengthening of both lumber and pulp markets. The results were much improved over the same period last year, when extreme market weakness necessitated significant production curtailments and associated one-time severance costs.

While pricing improved for both segments, gains were in part offset by a strengthening Canadian dollar and lower pulp shipments, the latter largely the result of temporary shipping delays. Company revenues were higher compared to the comparable periods of 2009, reflecting the Whitecourt sawmill’s return to full production in the first quarter and the resolution of pulp mill operating challenges in the second quarter. These events resulted in improved output from both of the Company’s operating segments, and a corresponding increase in the cost of products sold. Positive year-to-date comparisons of per-unit manufacturing costs continued to reflect the diligent efforts of management and operating personnel to keep costs under control.

A comprehensive review of the useful lives of all the Company’s depreciable assets at the end of 2009 resulted in lower depreciation and amortization rates in 2010, as evident in year-over-year comparisons.

The positive financial results led to a $1.0 million provision for profit sharing in the quarter, though the disposition of profit-sharing payments will be contingent upon the Company’s financial performance through the balance of the year.

At $4.4 million, financing expenses for the quarter were consistent with those in comparable periods, with the minor variations reflecting prevailing foreign exchange rates.

Currency volatility continued to have a significant effect on results. Depreciation of the Canadian dollar resulted in an unrealized loss of $9.3 million on the Company’s U.S.-dollar-denominated long-term debt, more than offsetting the $6.7 million gain in the previous quarter and comparing unfavourably to the $18.7 million gain in the same quarter last year, when the Canadian dollar surged in value. The year-to-date impact was an unrealized loss of $2.6 million, compared to a $10.5 million unrealized gain in the first half of 2009.

The $6.3 million recorded in other income largely reflected the positive impact of the exchange rate on the value of U.S.-dollar-denominated working-capital balances and unrealized gains on commodity derivatives. The amount was an almost perfect offset to the $6.6 million in other expense recorded in the first quarter, resulting in a net loss of only $0.3 million for the year to date. This compared favourably to the $1.5 million in other expense during the same six-month period last year.

(1) Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

After a $2.3 million provision for income tax, the Company posted net earnings of $2.5 million, which was consistent with earnings in the previous quarter. Year-to-date, the Company posted net earnings of $4.6 million, a significant improvement over the $19.5 million loss for the same period last year.

Lumber
	Three months ended			Six months ended
	Jun. 30/10	Mar. 31/10	Jun. 30/09	Jun. 30/10	Jun. 30/09

Production-SPF-mmfbm	106.9	104.0	72.3	210.9	153.7
Shipments -SPF-mmfbm	111.4	90.1	88.5	201.4	177.1
Benchmark price -SPF#2&Better-US$ per mfbm	$262	$268	$174	$265	$162

Sales - millions	$37.4	$23.9	$20.7	$61.3	$39.9
EBITDA(2) -millions	$8.4	$2.9	$(1.5)	$11.3	$(12.0)
EBITDA margin - %	22%	12%	(7% )	18%	(30% )

Operating earnings (loss) - millions	$7.4	$1.9	$(3.7)	$9.3	$(16.9)
Capital expenditures - millions	$2.8	$0.9	$0.2	$3.7	$0.2

(2)  non GAAP measure: EBITDA is defined as operating earnings plus depreciation and amortization.

The lumber market enjoyed a dramatic but short-lived rally in the second quarter. Prices peaked early in the period before plunging, as new supply, brought on in response to the improved pricing, overwhelmed demand from a still-struggling housing sector. These events demonstrated the positive impact that even modest improvements in demand can have on segment results, given the significant production curtailments that have been implemented across the industry.

Though the quarter was marked by dramatic price volatility, with benchmark prices rising from US$290/mfbm at the start of the quarter to a peak of US$320/mfbm before sliding to US$188/mfbm, average benchmark pricing was comparable to the previous quarter’s and significantly better than in the same period last year. Pricing has since stabilized in the US$215 range and will need new impetus on the demand or supply side before moving significantly in either direction.

Segment sales realizations were up nearly 27% compared to the previous period, even though the average benchmark price came down slightly, by 2%. Contributions from a modest improvement in the Company’s sales mix and the lag in sales as the market fell were offset, in part, by a slightly stronger Canadian dollar. The Company also saw best-ever results from its lumber hedging program. Established to help mitigate market fluctuations and minimize the impact of price deterioration, the program contributed nearly $5 million on hedges placed in the first two quarters of the year.

With the return of the Whitecourt facility to full production and productivity improvements at both sawmills, lumber production and shipments continued to rise during the quarter. Last quarter’s inventory build-up, the result of a lag between the start of the new sawmill shift and the ramp up of the corresponding planer shift, was addressed, bringing lumber inventory to more normalized levels.

Due to improved shipments and mill net realizations, the Company’s lumber-segment revenue was $37.4 million, up $13.6 million, or 57%, from the previous quarter. At $61.3 million, year-to-date revenue increased by $21.4 million, or 54% over the first six months of 2009.

The segment cost of products sold increased with production but was also subject to a $1.0 million write down of log and lumber inventories, as anticipated future pricing dropped below manufacturing costs at the Boyle sawmill. The segment’s log and lumber inventories are now written down by a total of $2.2 million. If not for the inventory valuation adjustment this quarter, per-unit manufacturing costs would have been consistent with the previous period and 14% lower than the same period last year, which is indicative of increased productivity and successful cost-management efforts in mill and woodlands operations.

The lumber segment recorded an operating profit of $7.4 million for the quarter, up from $1.9 million in the previous quarter and a $3.7 million loss in the same period last year. Year to date, the segment has achieved an operating profit of $9.3 million, up from a $16.9 million loss for the same six-month period last year.

The segment recorded capital expenditures of $2.8 million, most of which were related to preliminary work associated with the rebuilding of the Fox Creek sawmill, a facility that had been destroyed by fire in August 2008. Approved and announced last quarter, the reconstruction project will cost $45.8 million, with mill completion and start up scheduled for the fourth quarter of 2011. In addition to proceeds received previously under the terms of its insurance settlement, the Company has the potential to receive up to $7.6 million to reimburse construction expenses, under the replacement –cost insurance provision.

Pulp
	Three months ended			Six months ended
	Jun. 30/10	Mar. 31/10	Jun. 30/09	Jun. 30/10	Jun. 30/09

Production-thousands of tonnes	76.8	66.8	78.8	143.6	125.7
Shipments -thousands of tonnes	60.2	65.3	74.3	125.5	133.4
Benchmark price -NBSK, US$ per tonne	$993	$880	$602	$937	$594
Benchmark price -BEK, US$ per tonne	$883	$760	$488	$822	$505

Sales - millions	$38.1	$40.8	$38.5	$78.9	$72.6
EBITDA - millions	$10.8	$8.7	$7.9	$19.5	$1.7
EBITDA margin - %	28%	21%	21%	25%	2%

Operating earnings (loss) - millions	$9.0	$7.0	$5.3	$16.0	$(3.5)
Capital expenditures - millions	0.3	$0.0	$0.3	$0.3	$0.4

The pulp market continued to strengthen after a late first-quarter surge resulting from an earthquake in Chile, which is home to 8% of the world’s pulp capacity. U.S.-dollar-denominated benchmark pricing for bleached eucalyptus kraft increased 16% from the previous quarter and 80% year over year. The Company’s mill net realizations, however, did not keep pace with this benchmark-price improvement, due to the effects of a stronger Canadian dollar, sales-to-shipment lags, production challenges, and the resumption of previously-curtailed production in the BCTMP sector, which dampened price improvements compared to other pulp sectors. The segment also posted a $3 million loss on pulp hedging positions that were placed before the Chilean earthquake and, therefore, muted the impact of a rising market. As a result, mill net realizations were essentially flat from the previous period.

These impacts on mill net realizations, together with a drop in shipments due to scheduling issues associated with a move from container to breakbulk shipping, resulted in a $2.7 million, or nearly 7%, decrease in revenue from the previous quarter but little change in year-over-year comparisons.

Despite production impacts related to severe winter weather, associated maintenance costs, and higher-than-normal freight costs incurred to meet customer delivery deadlines, the segment was able to reduce its per-unit cost of products sold compared to the same six-month period last year. While year-to-date cost comparisons were also favourably affected by the curtailments implemented and related severance costs incurred in the first quarter of 2009, this result was a testament to the efforts of operations personnel, who continued to achieve further productivity and efficiency improvements.

With the production challenges of the previous two quarters resolved, pulp output returned to more normalized levels. The Company has committed to spending an additional $2 million and extending its third-quarter shutdown from four to eight days, in order to implement process improvements aimed at preventing similar weather-related production reductions from occurring in the future.

The pulp segment had an operating income of $9.0 million, up from $7.0 million in the previous quarter and $5.3 million in the second quarter of 2009. Year-to-date operating income of $16.0 million was a significant improvement over the $3.5 million loss in the first half of 2009.

Capital expenditures continued to be modest for the segment, with only $0.3 million spent in the first half of the year, all in the current quarter.

Corporate and Other
	Three months ended			Six months ended
	Jun. 30/10	Mar. 31/10	Jun. 30/09	Jun. 30/10	Jun. 30/09
	(in millions of Canadian dollars)			(in millions of Canadian dollars)

Revenue	$0.1	$0.1	$0.1	$0.1	$0.1
EBITDA	$(4.2)	$(2.8)	$(2.6)	$(7.0)	$(5.9)
Operating loss	$(4.2)	$(2.8)	$(3.0)	$(7.0)	$(6.6)
Capital expenditures	$0.1	$0.0	$0.0	$0.1	$0.0

The Company’s corporate and other segment realized a $4.2 million operating loss, which compared unfavourably with the $2.8 million loss in the previous quarter and the $3.0 million loss for the same period last year. The primary reason for the difference was a $1.0 million provision for the profit-sharing program that was based on the current quarter’s financial results. Payment of this provision will be dependent upon the Company’s financial performance through the balance of the year.

Income Taxes

Operating results for the quarter were subject to income tax at a statutory rate of 28%. The effective tax rate for the period varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange loss on debt and the effect of reductions in future tax rates.

Liquidity and Capital Resources

	Three months ended			Six months ended
	Jun. 30/10	Mar. 31/10	Jun. 30/09	Jun. 30/10	Jun. 30/09
	(in millions of Canadian dollars)			(in millions of Canadian dollars)
Selected cash flow items Operating activities:
Cash provided (used) before change in working capital	$14.6	$2.5	$(2.0)	$17.0	$(21.6)
Change in non-cash working capital	5.7	(19.0)	(5.4)	(13.4)	(11.2)

Investing activities:
Additions to property plant and equipment	$(3.2)	$(0.9)	$(0.5)	$(4.1)	$(0.6)
Insurance Proceeds	-	-	-	-	25.9
Other	0.1	0.2	(2.4)	0.3	(0.9)

Financing activities:
Repayment of long-term debt	$(0.2)	$(0.3)	$(0.1)	$(0.4)	$(0.4)

Increase (decrease) in cash	$17.0	$(17.6)	$(10.4)	$(0.6)	$(8.8)

Opening Cash	$43.6	$61.2	$48.0	$61.2	$46.4
Closing Cash	$60.6	$43.6	$37.6	$60.6	$37.6

The Company ended the quarter with $60.6 million in cash, up from $43.6 million held at the beginning of the quarter and consistent with the $61.2 million held at the start the year. The Company’s strong cash position in the quarter reflected positive contributions from operations as well as the beginning of the seasonal reduction in working capital.

Due to improvements in the lumber segment and continued strength in the pulp segment, operations contributed $14.6 million, a dramatic improvement over the $2.0 million contribution in the previous quarter and the $2.0 million draw in the same period last year.

The $5.7 million increase in working capital reflected a seasonal reduction in log inventories, reversing the corresponding build-up in the first quarter, as well as an anticipated reduction in lumber inventory, offsetting the increase in pulp inventory previously noted. Accounts payable rose nearly $5 million, in part on increased capital spending.

Capital expenditures of $3.2 million were up over comparable periods, due to the start of a project to rebuild the Fox Creek sawmill. The Company expects expenditures for this project to be approximately $10.0 million per quarter for the balance of the year, then to drop to $9 million per quarter for the first two quarters of next year.

At the end of the quarter, $50.0 million was available under the Company’s revolving-credit facility, of which $3.6 million was committed to standby letters of credit.

Based on its current level of operations, the Company believes that the existing cash balance and availability under its revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next 12 months. However, the Company’s future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond the Company’s control.